January 7, 2005

Fax (508) 528-7000
Thomas R. Venables
President and Chief Executive Officer
Benjamin Frankin Bancorp
58 Main Street
Franklin, Massachusetts  02038-0309

RE:	Benjamin Franklin Bancorp, Inc.
	Form S-1 filed December 10, 2004
	File No. 333-121154
	Form S-4 filed December 23, 2004
	File No. 333-121608


Dear Mr. Venables:


      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form S-1
General

1. Please use the same size type thoughout the document, i.e., not a smaller type for footnotes and financial information.

Cover Page
2. Please confirm that the cover page will be limited to one page.
3. Please provide us with your legal analysis supporting the minimum offering structure in your statement: "If we do not receive orders for at least this minimum [4,250,000] number of shares, then we may apply up to 2,082,500 unsubscribed shares toward the merger consideration to be paid to Chart Bank stockholders, but only in order to issue sufficient shares to achieve this minimum number." We may have further comment based upon your response.
4. Please knock down the all capital letter legends. Rather than all capital letters, consider using bold face type and/or italics.
5. Please separate the FDIC legend from the final legend.

Summary
6. Please add a new subsection entitled "Benefits to Officers and Directors in conjunction with the Conversion" directly following the
After-Market Performance section beginning on page 6. We note the Stock-Based Benefits disclosure beginning on page 12. Please integrate this disclosure with the new subsection referenced in the first sentence.
7. In addition, please add disclosure regarding the value of the free stock ($8-$14) consistent with recent thrift conversions.

Charitable Foundation- page 10
8. Regarding the donation of 8% of the shares to a charity controlled by Ben Franklin, please clarify by comparing the estimated value range of this charitable donation with recent charitable donations by
Ben Franklin, and the dilution, on a per share basis, to shareholders.

Tax Consequences of the Conversion- page 14
9. Please clarify to disclose counsel`s tax opinion regarding the federal income tax consequences to depositors and others who receive subscription rights in the conversion.
10. Please delete the phrase "to the effect" found in the third line of this section.




Relatively High Pro Forma Pricing Multiples May Negatively Affect
After Market Stock Performance Compared with Other Recently
Converted
Institutions- page 24

11. Please advise regarding the comparable transactions; for example,
NewAlliance is a recent conversion merger.
12. Please clarify by adding the peer group trading multiples, which are approximately 40% higher than Ben Franklin`s pro forma tangible book multiple.
13. In addition, please advise why the book value multiple isn`t included to provide context.

The Implementation of Stock-Based Benefit Plans May Dilute Your
Ownership Interest- page 24
14. It appears that Stock-Based Benefit Plans will dilute shareholder ownership interest. Please revise accordingly.

Capitalization - page 32
15. Please revise to quantify the pro forma effects of the acquisition of Chart Bank in a separate column. Also, revise to present the pro forma effects of the acquisition to the right of the pro forma effects of the conversion, similar to the pro forma financial statements on page 36.

Pro Forma Balance Sheets - page 36
16. It appears that pro forma conversion adjustments 3 and 11 on the consolidated statements of financial condition should be made to cash and cash equivalents rather than securities available for sale at fair value. Please revise.
17. Please revise the footnotes here and on your pro forma statements of income to quantify the components and totals of pro forma adjustments made. For example, use tables in the footnotes to quantify and total the components of pro forma adjustments made to cash and cash equivalents.





Commercial Real Estate Loans- page 64
18. Please add disclosure regarding the average yield for your commercial real estate loan portfolio at the various periods you mention. In addition, expand on why you intend on growing this part of your loan portfolio and any new underwriting criteria designed to limit risk.
19. Provide similar disclosure for construction loans, home equity, commercial business, as well as consumer loans.

Benjamin Franklin Bancorp:
Management`s Discussion and Analysis- General
20. Please revise to provide a discussion and analysis of your expectations of changes in net interest income implied by the income simulation analysis shown on page 97, or tell us where this information is provided.

Management`s Discussion and Analysis- Critical Accounting Policies
-
page 85
21. Please expand your disclosure of the critical accounting policy for income taxes to discuss why this policy is considered critical, the judgments and uncertainties affecting the application of this policy, and the likelihood that materially different amounts would be reported under different conditions or using different assumptions.
Refer to Section V of SEC Financial Reporting Release 72.
22. On page F-10, you state that material estimates used in determining other-than-temporary impairment losses on securities are particularly subject to change. Please revise to clarify why those estimates are not considered critical, or advise.
23. You state that goodwill is regularly evaluated for impairment, which involves tracking and measuring the fair value of the business unit acquired. On page F-14, you state that you do not track the separate value of Foxboro National Bank (to which all of your goodwill relates).
* Tell us in detail how you followed the guidance in paragraph 30 of
SFAS 142 when you decided to measure the fair value of the entire company when evaluating goodwill for impairment.
* Supplementally clarify how goodwill is evaluated for impairment and revise these disclosures for consistency.
* Revise to disclose how often goodwill is evaluated for impairment.

Management`s Discussion and Analysis - Liquidity Risk Management - page 99
24. We note that cash provided by operations decreased fifty percent from December 30, 2003 to September 30, 2004. We also note that cash provided by financing activities increased eight hundred percent during the same period. Please revise to provide a significantly enhanced discussion and analysis of your liquidity and capital positions. Use the statement of cash flows in analyzing liquidity and present a balanced discussion dealing with cash flows from operating, investing and financing activities. Since there has been material variability in historical cash flows, discuss the underlying reasons for the changes, as well as their reasonably likely impact on future cash flows and cash management decisions. Also, discuss prospective information regarding short and long term sources of capital and the need for capital. Specifically, discuss how the conversion, offering and acquisition of Chart Bank will affect your future liquidity and capital positions. Refer to Section IV of SEC
Financial Reporting Release 72.


Executive Compensation- page 110

25. Please include this information in the next amendment.

Background and Reasons for the Acquisition- page 139

26. Please identify the outside consultants mentioned in the first paragraph on page 140 as well as the services provided.
27. We note that Ryan Beck is representing both Chart Bank (investment advisor/fairness opinion) and Benjamin Franklin Bancorp
(sales agent conversion) in these transactions. Prominently disclose how this apparent conflict of interest was resolved by the board of directors of both Benjamin Franklin and Chart Bank consistent with their fiduciary duties. Disclose the aggregate amount of compensation expected to be paid by both companies to Ryan Beck. In addition, clarify whether it is expected that Ryan Beck will earn addition compensation from Benjamin Franklin Bancorp by participating in their "intention to fund our stock-based incentive plan with shares purchased on the open market***." Second full sentence, page
13.
28. We note the references to McConnell Budd & Romano, financial advisors, their financial analyses and fairness opinion. Supplementally provide us with all documents prepared by the financial advisor relating to the transaction which were made available to the Board and its representatives (including management and counsel).
29. Similarly, provide us with all documents prepared by Ryan Beck relating to the transaction which were made available to the Board and its representatives (including management and counsel).

30. In addition, please provide all material nonpublic information that was made available by either Chart Bank or Benjamin Franklin to the other side`s representatives (including management and counsel).

Tax Aspects of the Conversion and the Chart Bank Acquisition- page
171

31. Please expand the disclosure to include all material federal income tax consequences of the conversion. We note the word
"certain" modifying your federal income tax disclosure in the first sentence.

Consolidated Statements of Cash Flows - page F-7
32. Please revise to separately quantify purchases of mortgage loans from loan (originations) principal payments, net. Clarify whether the amounts purchased represent purchases of loans or purchases of loan participations. Refer to paragraph 21 of SFAS 104.
33. Please revise to provide a separate line item in operating cash flows for gains/losses on sales of loans. We note that the proceeds received from sales of loans are equal to the principal amount of loans originated for sale. Refer to paragraph 28 of SFAS 95.

Summary of Significant Accounting Policies- Business and operating segments - page F-9
34. Supplementally tell us how you considered paragraphs 10, 17 and
18 of SFAS 131 in your determination not to report segment information for Benjamin Franklin Bank Securities Corp.

		Summary of Significant Accounting Policies - Servicing - page F-13
35. Please expand your policy to specifically identify the risk characteristics of the underlying financial assets used to stratify servicing assets for purposes of measuring impairment. For example, you state that impairment is determined by stratifying rights based on interest rates and terms. Please revise your disclosure to state what these interest rates and terms are.

Summary of Significant Accounting Policies- Derivative Financial
Instruments - page F-14
36. Please expand your accounting policy for derivative financial instruments to include your policy for commitments to sell mortgage loans under rate lock agreements with borrowers. Supplementally clarify and revise to disclose whether these are the only derivative instruments you use. Refer to SAB 105.

Summary of Significant Accounting Policies- Comprehensive
Income/Loss
- page F-15
37. Please revise to disclose the amount of income tax expense or benefit allocated to each component of other comprehensive income, including reclassification adjustments. Refer to paragraph 25 of SFAS 130.


Note 4- Securities - page F-22
38. To the extent you have GSE direct obligations, please revise to
disclose them separately from U.S. Government and federal agency obligations.
39. Please provide a comprehensive analysis as of September 30,
2004
of the unrealized gains and losses in your available for sale investment portfolio. Explain how each security with an unrealized loss was evaluated against the criteria for recording other-than-temporary loss in Staff Accounting Bulletin 59 and how you reached the conclusion for each that no other-than-temporary loss should be recognized in the statement of income.

Note 6- Servicing - page F-25
40. Supplementally tell us how the fair values of your mortgage servicing assets were determined for each period presented. We would expect the fair values to be lower than the carrying values in a declining interest rate environment. Clarify whether you have a valuation allowance for these assets and revise to provide the disclosures required by paragraph 17e (4) of SFAS 140.

Note 10- Long-Term Debt - page F-27
41. Please revise to quantify the carrying amount of assets pledged as collateral for FHLB Advances. Refer to Rule 4-08 of Regulation S-
X.
42. We note that portions of your FHLB advances are callable during
2004. Please revise to disclose the circumstances under which these advances could be called and the results of calling. Refer to paragraph 5 of FAS 78.

Note 16- Fair Value of Financial Instruments - page F-38
43. Please revise to disclose the carrying amount, the fair value, and the methods and assumptions used to estimate the fair value of commitments to sell mortgage loans under rate lock agreements with
borrowers.   Refer to paragraph 10 of FAS 107.




Chart Bank:
Business of Chart Bank- General
44. Please revise to provide the disclosures required by Items I, II, and V of Guide 3 for each of the last three fiscal years and the latest interim period. Provide the disclosures required by Items III and IV of Guide 3 for each of the last five fiscal years and the latest interim period. Refer to General Instruction 3 of Industry Guide 3.
45. In addition to the above, please revise to provide:
* The disclosures required by Item III (B) of Industry Guide 3.
* The disclosures required by Item IV (A) of Industry Guide 3.
* The disclosures required by Item V (D) of Industry Guide 3.

Business of Chart Bank - Lending Activities- page 120
46. You state that you typically sell fixed-rate residential mortgage loans originated; however, your table on page 121 does not quantify sales of these loans. Please revise your disclosures for consistency. Also, revise your accounting policy for loans to state how these loans are accounted for. Specifically state whether or not you retain the right to service these loans. To the extent that you have sold loans during the periods presented, revise the notes to the financial statements to quantify the aggregate gains or losses on these sales. Refer to paragraph .13 (d) of SOP 01-6.
47. Please revise to provide the allocation of the allowance for loan losses in conjunction with the percent of loans in each category to total loans. One reason for that presentation is so an investor can specifically and easily see the risk assessment within the portfolio.
Refer to Item IV (B) of Industry Guide 3.

Consolidated Statements of Cash Flows - page G-6
48. Please revise to separately quantify purchases of mortgage loans from loan (originations) principal payments, net. Clarify whether the amounts purchased represent purchases of loans or purchases of loan participations. Refer to paragraph 21 of SFAS 104.






Summary of Significant Accounting Policies- Comprehensive
Income/Loss
- page G-12
49. Please revise to disclose the amount of income tax expense or benefit allocated to each component of other comprehensive income, including reclassification adjustments. Refer to paragraph 25 of SFAS 130.

Note 3 - Loans - page G-16
50. Please revise to separately quantify the unamortized balance of
loan origination and other fees and costs and purchase premiums
and
discounts recognized under SFAS 91 in a separate line item on the loans composition table. It is unclear whether these amounts have been excluded from the loans balance on your consolidated balance sheets based on the information disclosed. Refer to paragraph 21 of
SFAS 91.
51. Please revise to provide the disclosures required by paragraph
17
(e) of SFAS 140 for your mortgage servicing rights, if material.

Note 11- Commitments and Contingencies - page G-24
52. Please revise to provide the disclosures required by paragraph
13
(c) of FIN 45 for your standby letters of credit.

		General
53. Please include an updated consent from your independent auditors in the pre-effective amendment.

Exhibits

54. We note certain exhibits are "Form Of" versions.  E.g., Legal
Opinion and Tax Opinion. Please let us know when you file executed opinions and documents; we will review those documents.
55. In addition, we note that certain documents will be filed by amendment. E.g., RP Financial`s appraisal. We may have further comment once those documents are filed.

Form S-4
Cover Page

56. Please use bold face type to highlight the per share consideration being offered, the nonbinding election situation, and the federal income tax consequences of receiving cash or stock.

Prior comments

57. Please revise the Form S-4 consistent with the Form S-1 comments.

Summary

58. Please revise the headings to be more descriptive. For example, but not limited to, rather than "What Chart Bank Stockholders Will Receive in the Merger," what about "Chart Bank Shareholders will receive either $30.75 cash per share or 3.075 shares of Benjamin Franklin Bancorp common stock;" rather than "Material Federal Income
Tax Consequences of the Merger," what about "Stockholders will be Taxed on any Cash Received and Not Taxed on Stock Received in the Merger;" rather than "Opinion of Chart Bank`s Financial Advisor" what about "Ryan Beck says the Merger is Fair to Chart Stockholders."
59. To the extent possible, quantify the interests of Chart Bank`s Executives and Directors in the Merger.

Background of the Merger- page 59

60. Please provide all information requested in prior comments, especially the Form S-1, "Background and Reasons for the Acquisition-page 139" comments above.
61. Please advise regarding the voting agreement, including the Chart stockholders who are signators, the amount of stock they control, and affiliations with officers and directors.

Exhibits

62. We note that certain exhibits have not been filed, executed, or finalized. Please let us know when those documents are filed, executed, or finalized and we will review those documents.






Exhibit 8.1

63. You can limit reliance on your opinion with regard to purpose, but not person. Please revise.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Sharon Johnson at (202) 942-2961 or Donald Walker, Senior Assistant Chief Accountant at (202) 942-1799 if you have questions regarding comments on the financial statements and related matters. Please contact Barry McCarty at (202) 942-1779 or me at (202) 942-1760 with any other questions.

						Sincerely,



Mark Webb
Branch Chief
Office of Financial Institutions